UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Packeteer, Inc.
(Name of Subject Company)
Packeteer, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
695210104
(CUSIP Number of Class of Securities)

DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

From: Dave Côté
Sent: Wed 4/23/2008 8:36 AM
To: staff
Subject: Communications
To all,
I want to highlight a couple of items that I think are important for everyone to keep in mind.
First, in any communication with outside parties — e.g. customers, partners, and suppliers — please refrain from speculating about what might happen. We and Blue Coat are gearing up the integration teams with a sense of urgency. As there is clarity developed around a number of topics, that information will be communicated to the appropriate people. If these messages affect outside parties, you will be able to share with those parties. My point is that unless you have the “official” word on a given topic, you run the risk of setting incorrect expectations and/or fueling rumors that may ultimately not be true. I realize this is a difficult period right now, and we are working to get resolution on all the issues as quickly as possible.
The second related topic is an individual’s job responsibilities. If you have questions as to the relevance or timing of one of your tasks, please consult with your manager for clarification. We cannot afford to stop running the business, no matter what is the ultimate outcome.
I truly appreciate everyone remaining focused.
Thank you for your efforts and your patience in advance.
Dave
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of Packeteer’s equity securities (“Shares”). The proposed tender offer by Blue Coat Systems (the “Offer”) has not yet been commenced. On the commencement date of the Offer, an offer to purchase, a letter of transmittal and related documents will be filed with the SEC, mailed to record holders of the Shares and made available for distribution to beneficial owners of the Shares. The solicitation of offers to buy Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Packeteer will file a solicitation/recommendation statement with the SEC in connection with the Offer and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger following the Offer. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the Offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal, the solicitation/recommendation statement and related documents without charge from the SEC’s Website at www.sec.gov or by directing a request to Packeteer, Inc., Attention: Chief Financial Officer, 10201 North De Anza Blvd., Cupertino, California 95014, Telephone No. (408) 873-4400.